

February 21, 2024

Nicholas J. Bigney
General Counsel
Nauticus Robotics, Inc.
17146 Feathercraft Lane, Suite 450
Webster, TX 77598

      Re: Nauticus Robotics, Inc.
           Registration Statement on Form S-3
           Filed February 13, 2024
           File No. 333-277034

Dear Nicholas J. Bigney:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Brandon T. Byrne